Exhibit 99.55

Form 51-102F3

 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)

1478 Queen Street

Halifax, NS B3J 2H7

Item 2	Date of Material Change

April 3, 2014

Item 3	News Release

The news release was disseminated through Canada NewsWire on April 3, 2014 and filed on SEDAR on April 10, 2014.

Item 4	Summary of Material Change

The Company announced the acquisition of the Epitome group of companies, producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced it has acquired the Epitome group of companies ("Epitome"), producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties. The purchase price is approximately $33 million, inclusive of excess cash in Epitome at closing which will be determined as a post-closing adjustment, payable as to approximately $19.5 million from cash on hand and the remainder through the issuance of 2,915,263 DHX shares. The DHX shares are subject to a six month lock-up agreement. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015.

The transaction includes a library of 469 half-hours across five series in the Degrassi franchise, 216 half hours of other Epitome series, and Epitome Studios Inc., which owns a 98,400 square foot studio on a 4.3 acre site in Toronto.

Helmed by Linda Schuyler and Stephen Stohn, in Toronto, Canada, Epitome has been making award-winning television for more than 30 years. They have produced five series under their acclaimed Degrassi flagship franchise: Degrassi (formerly referred to as Degrassi: The Next Generation), Degrassi Talks, Degrassi High, Degrassi Junior High, and The Kids of Degrassi Street. The Degrassi franchise has been in production since 1980. The current series has just entered fully funded production on its 14th season, which will bring the total number of episodes in the franchise to 497. Degrassi airs on TeenNick in the United States, where it has consistently been one of their top rated shows, and MTV in Canada and is licensed in over 140 territories around the world. The series has also been licensed to Amazon Prime for streaming in the US.

In addition to shows in the Degrassi franchise, with this transaction DHX adds to its library 19 one-hour episodes of the dramatic series The L.A. Complex, 52 half-hour episodes of the dramatic series Instant Star, 47 one-hour episodes of the dramatic series Riverdale, and 28 half-hour episodes of the dramatic series Liberty Street. Stephen Stohn will remain the President of Epitome and he and Linda Schuyler will carry on as Executive Producers of all current productions. The Epitome team also has new productions in development that they will continue to foster, in conjunction with DHX. For the most recent year ended May 2013, Epitome generated revenue of approximately $24.4 million and earnings before interest, taxes, depreciation and amortization of approximately $6.6 million.

Disclaimer

This press release contains forward looking statements with respect to DHX and the acquisition of the Epitome group of companies, including statements regarding the accretive nature of the acquisition and the expected purchase price for the acquisition. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to the accuracy of the assumptions upon which the expected accretion was estimated, market factors, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 14, 2013, annual information form, and annual management discussion and analysis for the year ended June 30, 2013. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Non-IFRS Measures

Earnings before interest, taxes, depreciation and amortization is a measure DHX management believes is useful because it provides an indication of the operational results of the business prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration asset amortization. This measure does not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS) and is not necessarily comparable to similar measures provided by other companies. Accordingly, investors are cautioned that earnings before interest, taxes, depreciation and amortization should not be construed as an alternative to operating income or net income determined in accordance with IFRS as an indicator of the Company's financial performance or as a measure of its liquidity and cash flows.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

April 11, 2014

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